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June 23, 2014

BY EDGAR, OVERNIGHT COURIER AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

> Re: Forward Industries, Inc.
> Soliciting Materials filed pursuant to Rule 14a-12
> Filed June 13, 2014
> File No. 001-34780

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated June 17, 2014 (the "Staff Letter") with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Forward Industries, Inc. ("Forward" or the "Company"), and we provide the following responses on Forward's behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Soliciting Materials Filed June 13, 2014

1. *Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:*

   • *your statement that Mr. Wise intends to "gain 'creeping control' of [the] Company without paying a premium."*

   Forward believes its statement that Mr. Wise intends to gain "creeping control" of the Company is self-evident by virtue of his recent nomination of a slate of director candidates for election at the 2014 annual meeting of shareholders of the Company (the "Annual Meeting") and his significant ownership position in the Company. As discussed in Forward's press release issued on June 13, 2014 (the "Press Release"), Mr. Wise has publicly announced his intention to nominate a slate of four director candidates – consisting of himself and three other individuals – for election at the Annual Meeting. The Board of Directors of Forward (the "Board") is currently comprised of seven directors. Accordingly, if the dissident slate is elected at the Annual Meeting, Mr. Wise will obtain majority representation on the Board. In addition, as the beneficial owner of just under 20% of the outstanding shares of Common Stock of Forward, Mr. Wise is already the largest shareholder of the Company. See excerpt from Amendment No. 3 to Schedule 13D filed by Mr. Wise on June 6, 2014 attached hereto as Exhibit A. Accordingly, if Mr. Wise's slate of director candidates is elected at the Annual Meeting, he will effectively obtain control of Forward by virtue of his control over a majority of the Board coupled with his status as a significant, and the single largest, shareholder of the Company. The Staff is also advised on a supplemental basis that one day before the issuance of the Press Release, Mr. Wise sent a communication to the other Board members threatening to nominate additional directors in order to obtain absolute control of the Board, further evidencing Mr. Wise's intent to obtain creeping control of the Board.

OLSHAN FROME WOLOSKY LLP WWW.OLSHANLAW.COM

June 23, 2014
Page 2

Forward also believes its statement that Mr. Wise is seeking control "without paying a premium" is self-evident. If Mr. Wise sought to obtain control of Forward by paying a premium, he would make an offer to acquire the Company by way of a merger, tender offer or similar transaction that would result in consideration being paid to the other shareholders in exchange for their shares. Mr. Wise has never made such an offer to acquire the Company, even after being asked by other Board members whether he intends to make such an offer. To the contrary, Mr. Wise is seeking control of the Company by obtaining majority representation on the Board in a hostile election contest. If Mr. Wise were to succeed in electing all his director candidates at the Annual Meeting, he will obtain control of the Company without any of the other shareholders receiving a premium for their shares.

- *your statement that Mr. Wise intends to "perpetuate and enhance the cash flows from his multi-million dollar related party arrangement, which he fears the Board may terminate."*

As discussed in the Press Release, Mr. Wise is a party to a multi-million dollar related-party transaction through his wholly-owned company Forward Industries (Asia-Pacific) Corporation (the "Wise Affiliate") under which it acts as Forward's exclusive buying agent and supplier of certain products in the Asia Pacific region. See excerpt from Form 10-Q filed by Forward on May 15, 2014 attached hereto as Exhibit B. The contract was set to expire on March 11, 2014, subject to renewal. Forward believes Mr. Wise intends to leverage this related-party arrangement for his sole benefit and that he fears the Board may terminate it based on the negotiations between the Company and Mr. Wise with respect to the contract renewal. During these negotiations, the Board (excluding Mr. Wise) expressed concerns regarding the high cost structure of this arrangement and raised the issue of whether the contract should be terminated due to these high cost levels. Mr. Wise sought to double the amount to be paid to the Wise Affiliate during the renewal negotiations although the ultimate increase, while substantial, was less than Mr. Wise initially sought. The Board ultimately determined to renew the contract for an additional year as it believed terminating it in March could have caused harm to the Company. As discussed in the Press Release, had Mr. Wise had his way with the amount of the increase, more than the entire operating profit of the Company would be paid to the Wise Affiliate. In light of Mr. Wise's understanding that the Company was considering terminating the related-party arrangement, his attempts to increase the fees being paid to him despite the other Board members' concerns and his nomination of a majority-slate shortly thereafter, Forward believes it has a reasonable basis for its assertion that Mr. Wise intends to "perpetuate and enhance" his related-party arrangement and that he "fears" it may be terminated by the Board.

June 23, 2014
Page 3

- *your description of Mr. Johnson's acclaim and history of creating value.*

  See various news articles published by Bloomberg, Barron's and others attached hereto as Exhibit C, which provide factual support for Forward's statement that Mr. Johnson has been "acclaimed" by the press.

  Forward believes it has a reasonable basis to state that Mr. Johnson has a "history of creating value for shareholders." As discussed in the Press Release, Mr. Johnson was a board member of publicly traded 1-800-Contacts where he pushed for the closing of a money-losing division and ultimate sale of the business. The day prior to 1-800-Contacts' announcement of the appointment of Mr. Johnson to its board of directors in a press release issued on November 7, 2006, the shares closed at a price of $13.70 per share. See Exhibit D attached hereto. In September 2007, 1-800-Contacts was sold for approximately $350 million, or $24.25 per share, representing a 77% increase in share price. See Exhibit E attached hereto.

- *your statement that Mr. Wise has a "play for control" and is attempting to "seize and control this value for himself while the shareholders receive nothing."*

  Forward believes its statement that Mr. Wise has a "play for control" of the Company is self-evident by virtue of his recent nomination of a majority-slate of director candidates at the Annual Meeting and his significant ownership position in the Company. Reference is made to the first paragraph of the response under the first bullet above for a discussion on Forward's basis for this belief.

  Forward also believes its statement that Mr. Wise is attempting to "seize and control this value for himself while the shareholders receive nothing" is self-evident as Mr. Wise is not seeking to acquire the Company for value and the shareholders will not receive a premium for their shares if he succeeds in obtaining majority representation on the Board. Reference is made to the second paragraph of the response under the first bullet above for a discussion on Forward's basis for this belief.

June 23, 2014
Page 4

2.   *Please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760.*

Forward acknowledges the Staff's comment and confirms its understanding that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation.

<p style="text-align:center">*   *   *   *   *</p>

In connection with responding to the Staff's comments, a certificate signed by Forward containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc: Robert Garrett, Jr., Forward Industries, Inc.
        Ron S. Berenblat, Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission ("SEC") relating to the soliciting materials on Schedule 14A (the "Soliciting Materials") filed by the undersigned on June 13, 2014, the undersigned acknowledges the following:

- The undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to it in the Soliciting Materials.

- The Staff's comments or changes to disclosure in response to Staff comments in the Soliciting Materials do not foreclose the SEC from taking any action with respect to the Soliciting Materials.

- The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Forward Industries, Inc.

By: /s/ Robert Garrett, Jr.
        Name: Robert Garrett, Jr.
        Title: Chief Executive Officer